UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2024 (Report No. 6)

Commission file number: 001-39957

NLS PHARMACEUTICS LTD.

(Translation of registrant’s name into English)

The Circle 6

8058 Zurich, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

Resignation of Director

On November 13, 2024, Claudio Bassetti, a member of the Board of Directors of NLS Pharmaceutics Ltd., or the Company, notified the Company of his intention to resign from the Company’s Board of Directors, effective November 30, 2024. The resignation of Claudio Bassetti was not based on any material disagreement with the Company on any matter relating to its operations, policies or practice.

Amended and Restated Articles of Association

The Registrant has filed Amended and Restated Articles of Association, with the commercial registry of the Canton of Zurich, Switzerland, reflecting (i) the increase of the new share capital, effective as of November 13, 2024, by CHF 29,887.20 through the issuance of 37,359 registered shares (common shares), which are fully paid-in, with a nominal value of CHF 0.80 each, (ii) the conversion of 598,539 registered shares (common shares) into 598,539 registered shares (preferred shares), which are fully paid-in, with a nominal value of CHF 0.80 each, and (iii) the conversion of 207,913 registered shares (common shares) and 1,014,365 registered shares (preferred shares) into a total of 1,014,365 non-voting shares (i.e. registered participation certificates (preferred participation certificates)), which are fully paid-in, with a nominal value of CHF 0.80 each. As a result, effective as of November 13, 2024, the Company has a new share capital of CHF 1,841,507.20 which is divided into 1,703,345 registered shares (common shares) with a nominal value of CHF 0.80 each and 598,539 registered shares (preferred shares) with a nominal value of CHF 0.80 each, and a new non-voting share capital of CHF 811,492.00 which is divided into 1,014,365 non-voting shares (i.e. registered participation certificates (preferred participation certificates)) with a nominal value of CHF 0.80 each.

The foregoing description of the Amended and Restated Articles of Association is qualified in its entirety by reference to the Amended and Restated Articles of Association filed as Exhibit 99.1 hereto, which is incorporated herein by reference.

The Report on Form 6-K is incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File Nos. 333-282788, 333-262489, 333-268690 and 333-269220), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Amended and Restated Articles of Association.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NLS Pharmaceutics Ltd.

Date: November 15, 2024	By:	/s/ Alexander Zwyer
		Name:	Alexander Zwyer
		Title:	Chief Executive Officer

2